UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

This Statement of Material Fact is not an offer for sale of the securities in the United States.  Any security referred to in this Statement of Material Fact may not be sold in the United States absent registration or an exemption from registration.  Any public offering of the securities mentioned in this Statement of Material Fact will be made by means of a prospectus containing detailed information regarding the Telemar Participações S.A., Tele Norte Leste Participações S.A. and their management, as well as financial statements.  All securities issued or sold as part of the corporate restructuring or the secondary public offering will be registered in the United States unless an exemption from registration is available.

Tele Norte Leste Participações S.A. Corporate Taxpayer Registration (CNPJ/MF) no. 02.558.134/0001-58 Business Registration (NIRE) no. 33 3 0026253 9 A Publicly-Traded Company	Telemar Norte Leste S.A. Corporate Taxpayer Registration (CNPJ/MF) no. 33.000.118/0001-79 Business Registration (NIRE) no. 33 300 152 580 A Publicly-Traded Company
Telemar Participações S.A. Corporate Taxpayer Registration no. 02.107.946/0001-87 Business Registration (NIRE) no. 3330016601-7

STATEMENT OF MATERIAL FACT

Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL,” Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar,” Bovespa: TMAR3, TMAR5, TMAR6), hereafter referred to as the Telemar Companies, will submit to their respective decision-making bodies a proposal for a corporate restructuring, conditioned upon the completion of a simultaneous secondary public offering of part of the shares in the new TmarPart resulting from the restructuring.

The objective of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar Companies and to combine all their shareholders, currently distributed among three companies with an aggregate of six different classes of shares, into a single company (in this case, TmarPart), with only common shares to be traded on the New Market segment of the Bovespa (“Novo Mercado”) and in the form of ADRs on the New York Stock Exchange (“NYSE”).

1.         THE TRANSACTION AND ITS OBJECTIVES

1.1       The proposed corporate restructuring involves essentially three stages:

(i) a corporate stock swap (“Corporate Stock Swap”), a type of corporate transaction under Brazilian corporate law known as an incorporação de ações, according to which shareholder approval is obtained so that TNL shareholders (other than TmarPart) exchange their TNL shares for newly issued TmarPart common shares, causing TNL to become a wholly-owned subsidiary of TmarPart;

(ii) a voluntary conversion of Tmar preferred shares (TMAR5 and TMAR6) into Tmar common shares, followed by the redemption of any unconverted Tmar preferred shares (“Conversion and Redemption”); and

(iii) the future migration of Tmar common shareholders to TmarPart (“Migration”).

1.2       The corporate restructuring will be conditioned upon completion of a simultaneous secondary public offering of shares owned by shareholders of TmarPart’s current control group (“Offering”), covering a minimum of 997,457,175 and a maximum of 1,662,428,625 shares, representing 9% and 15%, respectively, of TmarPart’s capital following the restructuring.  The amount of shares to be offered will be determined at the time the Offering is registered.

1.3       The Corporate Stock Swap, the Conversion and Redemption and the Migration will only be implemented if the Offering reaches a price per share at least within R$2.6933 and R$2.9768.  This price range corresponds to enterprise valuation multiples that are similar to those encountered in the international market for integrated telecommunications companies (fixed-line, mobile, data and internet).  The above range results in a value of R$42.5260 to R$47.0024 per TNL preferred share, based on the exchange ratios mentioned in item 4.1.3 below, as supported by a valuation report.

1.4       The proposed corporate restructuring contemplates that the TNL common shares owned by TmarPart and the Tmar common shares owned by TNL (“Control Shares”) command a higher value than the remaining common and preferred shares issued by those companies.  For the purposes of determining the exchange ratio, the value ascribed to the remaining TNL and Tmar common shares that are not among the Control Shares will be equal to 80% of the value ascribed to the Control Shares.

1.5       For the purposes of the exchange ratios mentioned in items 4.1.3 and 4.2.2 below, the value ascribed to TNL and Tmar preferred shares is based on their average quoted prices over the last 30 days as of April 13, 2006, plus a premium of 25%.

2.         BENEFITS OF THE CORPORATE RESTRUCTURING

2.1       The corporate restructuring is expected to create value to all shareholders for the following reasons, among others:

(i) strengthening the foundations, growth and continuity of the activities and businesses of the Telemar Companies;

(ii) conferring voting rights to all shareholders, as well as 100% tag-along rights;

(iii) adoption of enhanced corporate governance standards as established under the Novo Mercado listing requirements;

(iv) increased share liquidity resulting from the grouping of all shareholders of the Telemar Companies in a single company and class of shares;

(v) definition of a dividend policy based on free cash flows;

(vi) increased capacity to raise funds; and

(vii) reduction of operating and financial costs.

3.         RESULTS OF THE CORPORATE RESTRUCTURING

3.1       It is expected that after the completion of the Corporate Stock Swap and other stages of the corporate restructuring, ach described below, TmarPart’s shareholding structure will be distributed substantially as follows, in comparison to the current layout:

Prior to Corporate Restructuring	After Corporate Restructuring

(1) This configuration assumes that (i) all holders of Tmar preferred shares will opt to convert their shares into Tmar common shares, (ii) all Tmar common shareholders will migrate to TmarPart and (iii) after the Migration, TmarPart will transfer to TNL all the Tmar shares that TmarPart received from the Tmar shareholders as a result of the Migration.

Current Direct and Indirect Stake in Tmar			Stake in TmarPart after Corporate Restructuring*
Group	Share Class	Stake	Group	Share Class	Stake
1	TNL ON (TmarPart shareholders)	14.7%	1	TmarPart ON	31.0%
2	TNL ON	12.6%	2	Tmarpart ON	22.1%
3	TNL PN	54.6%	3	TmarPart ON	36.3%
4	Tmar ON	1.2%	4	TmarPart ON	1.6%
5	Tmar PN	16.9%	5	TmarPart ON	9.1%
	Total:	100.0%		Total	100.0%

	Number of shares (in thousands)	Exchange Ratio (number of TmarPart shares)	Company and number of shares post-restructuring (in thousands)	% capital of TmarPart*
TmarPart shareholders	Telemar Participacões		Telemar Participacões
TmarPart ON	3,432,901	1.0000	3,432,901	31.0%
Minority shareholders	Tele Norte Leste		Telmar Participacões
TNL ON	58,870	41.5145	2,443,945	22.1%
TNL PN	254,748	15.7897	4,022,395	36.3%
Minority shareholders	Telemar Norte Leste		Telmar Participacões
Tmar ON	2,835	62.4994	177,200	1.6%
Tmar ON – converted from PN**	16,103	62.4994	1,006,417	9.1%
Total			11,082,858	100.0%

*      Before the Offering
**    Assuming conversion of all Tmar PN shares into ON shares, at the proposed exchange ratio of 2.5028 PN shares for each ON share

3.2       Assuming the Offering comes within the price range per share established as a condition to the Offering under Item 1.3 above, based on the exchange ratio per share set forth above (item 3.1) (i) market value of TmarPart and (ii) distribution of shares upon consummation of the corporate restructuring would be reflected as follows:

	Before restructuring			After restructuring
	Price	Number of shares	Value	TmarPart Value (R$ million)		Implied gain with restructuring and successful offer
	(R$/ share)*	(in thousands)	(R$ million)	R$2.69/ share	R$2.98/ share	R$2.69/ share	R$2.98/ share
TNL ON (TmarPart shareholders)	55.80	68,504	3,823	9,246	10,219	+ 142%	+ 167%
TNL ON	55.80	58,870	3,285	6,582	7,275	+ 100%	+ 121%
TNL PN	35.02	254,748	8,921	10,833	11,974	+ 21%	+ 34%
TMAR ON	85.00	2,835	241	477	527	+ 98%	+ 119%
TMAR PN	53.40	40,301	2,152	2,711	2,996	+ 26%	+ 39%
Total			18,422	29,849	32,991	+ 62%	+ 79%

*         Takes into account the price per share on April 13, 2006.

4.         STAGES OF THE CORPORATE RESTRUCTURING

4.1       Corporate Stock Swap

4.1.1    TNL and TmarPart will execute the “Terms of the Corporate Stock Swap” (article 252 of Law 6404/76), defined under Brazilian Corporate Laws as a protocolo de incorporação de ações, and, pursuant to item 4.1.2, submit to all their shareholders at a shareholders meeting (regardless of their share class or the voting rights, if any, conferred upon them under these companies’ bylaws), the proposal to convert TNL into a wholly-owned subsidiary of TmarPart.  Prior to the Corporate Stock Swap, TmarPart will spin-off its investment in Contax Participações S.A.  A proposal will also be made to approve a reverse stock split of TmarPart’s shares in the proportion of 10:1.

4.1.2    The corporate approval for the restructuring by TNL shareholders will be carried out in two stages, as follows:  (i) all TNL non-controlling shareholders, regardless of their shares class, will be asked if they would reject the Corporate Stock Swap and, if rejected by shareholders representing 50% plus one of the shares held by non-controlling shareholders, TmarPart will vote against approval of the Corporate Stock Swap; and (ii) if not rejected by the non-controlling shareholders of TNL, TmarPart will be free to vote in favor of the Corporate Stock Swap.

4.1.3    In view of the conditions referred to in items 1.4 and 1.5, the exchange ratios to be proposed, as supported by a valuation report, are the following: (i) 41.5145 TmarPart shares for each TNL common share; and (ii) 15.7897 TmarPart shares for each TNL preferred share.

4.1.4    Management of the companies involved will also seek the preparation of valuation reports based on book value and net equity value per share, in accordance with article 264 of Law 6404/76.

4.1.5    This transaction will trigger appraisal rights for holders of TNL common shares.  Appraisal rights may be exercised at either book value, pursuant to TNL’s bylaws, or at net equity value per share, pursuant to article 264 of Law 6404/76.  TNL’s preferred shareholders will not be entitled to exercise appraisal rights because the TNL preferred shares meet certain liquidity and dispersion thresholds under Brazilian corporate law that eliminate appraisal rights that would have otherwise been available.

4.1.6    Simultaneously with the Corporate Stock Swap, TmarPart will submit to its shareholders a proposal to reform its bylaws to adjust them to the listing requirements of the Novo Mercado and the NYSE, including the insertion of:

(i) a limitation on the number of votes allowed to be cast by a single shareholder or group of shareholders representing same interests to no more than 10% of the company’s capital, regardless of the number of shares actually held;

(ii) a requirement to conduct a tender offer in the event that any shareholder or group of shareholders representing same interests acquires an equity interest in the company exceeding 20%; and

(iii) a provision establishing that the Board of Directors shall be composed of a minimum of 11 members, the majority of whom must be independent.

(2) Net equity value is equal to fair market value of the assets of TNL less its liabilities over the number of TNL shares outstanding.

4.2       Voluntary Conversion of Tmar Preferred Shares (TMAR5 and TMAR6) into Tmar Common Shares (TMAR3) and Redemption of Unconverted Tmar Preferred Shares

4.2.1    An Extraordinary Shareholders Meeting of Tmar will be called to amend the company’s bylaws to permit the voluntary conversion of its preferred shares into common shares.

4.2.2    Preferred shares will be converted into common shares at the rate of 2.5028 preferred shares for each common share, as established under item 4.1.3.  The value ascribed to the preferred shares is based on their average quoted price over the last 30 days as of April 13, 2006, plus a premium of 25%.

4.2.3    The proposed corporate restructuring assumes that TNL will convert its Tmar preferred shares into Tmar common shares.

4.2.4    At the Extraordinary Shareholders Meeting and subject to market conditions and available reserves, Tmar shareholders may also decide on the redemption of unconverted Tmar preferred shares, in the manner contemplated under article 11, paragraph 1, of Tmar’s bylaws, which states that the greater of the following values may be applied to redeem preferred shares issued by the company:  (i) the quotient obtained by dividing the company’s share capital by its total number of shares and (ii) the current average quoted price of its shares.

4.3       Future Migration of Tmar Shareholders to TmarPart

After the conclusion of both the Corporate Stock Swap and the Conversion and Redemption, which are conditioned upon consummation of the Offering, Tmar common shareholders will be given the option to become shareholders of TmarPart by exchanging their Tmar shares for newly issued TmarPart common shares, at the rate of 62.4994 TmarPart shares for each Tmar common share.

5.         CONDITIONS AND ARRANGEMENTS FOR IMPLEMENTATION OF THE CORPORATE RESTRUCTURING

Implementation of the above-described corporate restructuring is subject to the following conditions:

(i)  approval by TmarPart shareholders;

(ii)  termination of the current TmarPart shareholders’ agreement;

(iii)  approval by TNL shareholders, as contemplated in item 4.1.2;

(iv)  approval by the Brazilian telecommunications agency (“ANATEL”);

(v)  registration of TmarPart with the Brazilian Securities Commission (“CVM”) and the US Securities and Exchange Commission (“SEC”), listing on the Novo Mercado and the NYSE, and the creation of a new American Depositary Receipts (“ADR”) program for TmarPart common shares, to allow for the migration of shareholders as planned; and

(vi) completion of a secondary public offering to sell shares owned by shareholders of TmarPart’s current control group as set forth in item 1.3.

Although not a condition to the corporate restructuring, the transaction will also be submitted for the review of certain creditors and debenture holders of the Telemar Companies pursuant to the terms of their respective debt instruments.

6.         GLOBAL SECONDARY PUBLIC OFFERING OF TMAR PART SHARES

6.1       TmarPart will only implement the Corporate Stock Swap, the Conversion and Redemption and the Migration if the Offering comes within the price range per share established as a condition to the Offering under Item 1.3 above.

6.2       The Offering, which is to be carried out simultaneously in Brazil and abroad, will be subject to the conditions of the local and international capital markets, as well as registration with the CVM and the SEC.

6.3       Final approval of the corporate restructuring at the Telemar Companies’ Shareholders Meetings will only take place after the Offering has been priced per the conditions detailed in item 1.3 above.  For that purpose, a timetable shall be announced in due course.

7.         EXPECTED TIME PERIOD FOR IMPLEMENTATION

Although there can be no assurance that we will meet any of the following time periods, it is expected that (a) submission of the transaction to the non-controlling shareholders of TNL will occur on or before May 31, 2006, (b) registration of TmarPart with the CVM and the SEC and listing on the Novo Mercado and the NYSE will be concluded by June 30, 2006, and (c) the Offering will be concluded on or before July 31, 2006.

8.         GENERAL INFORMATION ON THE CORPORATE RESTRUCTURING

8.1       Rothschild and Banco UBS S.A. are the financial advisers of the corporate restructuring and the law firms of (i) Barbosa, Mussnich & Aragão, (ii) Eskenazi Pernidji Advogados, (iii) Bulhões Pedreira, Bulhões Carvalho, Piva, Rosman e Souza Leão Advogados and (iv) Gibson Dunn and Crutcher LLP are the legal advisers.

8.2       Management of the Telemar Companies will publish other statements of material fact with the information required by Instruction 319/99 of the CVM as and when new events arise or the conditions for implementing the transaction referred to herein are fulfilled.

8.3       If the corporate restructuring of the Telemar Companies is successfully completed, a proposal will be made to change TmarPart’s name to “Oi Participações S.A.”

TELEMAR PARTICIPAÇÕES S.A.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the shareholders meetings of the Telemar Companies and the approval of the corporate restructuring by their shareholders, (ii) expected changes that may be necessary if the corporate restructuring is effected, and (iii) benefits of the implementation of the corporate restructuring to the Telemar Companies and their shareholders, including statements regarding (i) increased capacity to raise funds, (ii) increased liquidity and market value of TmarPart common shares, and (iii) reduced operating and financial costs for the Telemar Companies.  The company has based these forward-looking statements largely on its current expectations about the corporate restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: (i) the non-approval of the corporate restructuring by (a) the shareholders of the Telemar Companies, (b) the SEC, (c) the CVM and (d) the Anatel; (ii) political and business conditions, both in Brazil and in the markets of the Telemar Companies; and (iii) existing and future government regulations in Brazil and abroad.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  The Telemar Companies undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements

ANNEX

CURRENT SHAREHOLDINGS IN THE TELEMAR COMPANIES*